

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 26, 2008

Shane Campbell
Chief Financial Officer
Smoky Market Foods, Inc.
804 Estates Drive
Suite 100
Aptos, CA 95003

      Re: Smoky Market Foods, Inc.
              Form 10-KSB: For the fiscal year ended December 31, 2007
              Commission file number: 00-52180

Dear Mr. Campbell:

We have reviewed the above referenced filing and have the following comment. The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comment via EDGAR, under the label "corresp."

Form 10-KSB For the fiscal year ended December 31, 2007

Report of Independent Registered Public Accounting Firm, page 36

1. We note that the PCAOB revoked the registration of your independent accounting firm, Jaspers & Halls, PC. (Jaspers) on October 21, 2008. If you have not already done so, you will need to change independent accountants to a firm that is registered with the PCAOB. Any reviews performed by Jaspers subsequent to the date of revocation (e.g., the Form 10-QSB filed November 14th) will need to be reviewed by a firm registered with the PCOAB. Also, please immediately file an Item 4.01, Form 8-K disclosing the termination of your relationship with Jaspers and announcing the engagement of the new firm.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in its filings;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Theresa Messinese at 202-551-3307 or the undersigned at 202-551-3380 with any questions.

Sincerely,

Lyn Shenk
Branch Chief